

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Ernie Krueger
Executive Vice President and Chief Financial Officer
Mackinac Financial Corporation
130 South Cedar Street
Manistique, MI 49854

> **Re:** **Mackinac Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2014**
> **File No. 000-20167**

Dear Mr. Krueger:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
        Jeffrey Kuras
        Honigman Miller Schwartz and Cohn LLP